Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF NET ASSETS IN LIQUIDATION PER COMMON SHARE AND CDR LIABILITY PER CDR

(in thousands, except per share data)

Average contingent distribution rights and common shares used in computing Estimated Net Assets in Liquidation were as follows:

Nine months ended June 30, 2015

Average CDRs outstanding	148,448

Average common shares outstanding	4,029

Estimated CDR liability per CDR	$0.07

Estimated net assets in liquidation per common share	$4.56